January 15, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Re:

Minco Gold Corporation (the “Company”)

Form 20-Ffor the Fiscal Year Ended December 31, 2008

Filed July 30, 2009

File No. 001-32670

Dear Mr. Delaney,

The Company acknowledges receipt of your later dated December 15, 2009 and responds following the numbering of your letter as follows and attaches a blackline Form 20-F for your review and comment:

Form 20-F For the Fiscal Year Ended December 31, 2008

Cover Page

General

1.

The file number has been corrected on the cover page and future filings will include the correct file number.

Introduction and Use of Certain Terms, page 5

2.

The address has been updated on page 5 and page 84 and the correct address will be included in future filings.

Risk Factors, page 13

The Company is a Passive Foreign Investment Company for United States Federal Income Tax Purposes, page 16.

3.

The Company is not a Passive Foreign Investment Company and the caption has been updated accordingly.

Controls and Procedures, page 86

Controls and Procedures, page 87

4.

The changes in internal controls have been updated to include any changes that occurred during the period covered by the annual report.

Financial Statements, page 101

General

5.

The pagination has been corrected on pages 107 and 148.

Report of Independent Auditors, page 103

6.

The Auditors report has been revised to include the comments by Auditors for US Readers on Canada-US Reporting Conflict.

Statements of Operations and Comprehensive Loss and Deficit, page 105

7.

The correct loss per share-basic and diluted should be $0.31 and the corrections have been made in Note 18 to the financial statements.

Notes to Financial Statements

Note 20-Reconciliation of Canadian and United States Generally Accepted Accounting Principles-(f) Equity Investments in Minco Silver Corporation

8.

The contributed surplus has been revised in Note 20 to dilution gain as they were credited in dilution gain.

Minco Silver Corporation

Exhibit 14.2

9.

A complete consent will be filed as Exhibit 14.2 to the Amended Form 20-F.

Engineering Comments

General

10.

The commission file number has been corrected, and will be correct on future filings.

11.

The address has been corrected.

Location, page 31

12.

The tonnage and grade estimates associated with the contained ounces have been included in the Amended Form 20-F.

13.

Maps have been inserted for the material properties as requested.

Yejiaba Project Area, page 35

14.

The disclosure has been revised to comply with the suggested changes.

Property Description and Location, page 40

15.

The disclosure has been revised to comply with the suggested changes.

Closing Comments

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you have any questions or concerns, please do not hesitate to contact me at 604-688-8002.

Yours truly,

/s/ Jennifer Trevitt

Jennifer Trevitt

Corporate Secretary

2772 – 1055 W. Georgia St., PO Box 11176, Vancouver, BC  Canada  V6E 3R5

Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288

E-mail: info@mincomining.com Website: www.mincomining.com